UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LEGACY ACQUISITION CORP.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

524643103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 524643103

1.	Name of Reporting Person Legacy Acquisition Sponsor I LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 7,500,000*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 7,500,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,00*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.0%*

12.	Type of Reporting Person (See Instructions) OO

*	The Class A Common Stock, $0.0001 par value per share (the “Class A common stock”) of Legacy Acquisition Corp., a Delaware corporation is currently held as shares of Class F common stock. The shares of Class F common stock will automatically convert into shares of Class A common stock at the time of the issuer's initial business combination, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights. The percent of the Class reported in this report on Schedule 13G is based on (i) 7,500,000 shares of Class F common stock, par value $0.0001 per share (“Class F common stock”), issued and outstanding, and (ii) 30,000,000 shares of Class A common stock, $0.0001 par value per share (“Class A common stock”), issued and outstanding, which includes shares of Class A common stock underlying the Units sold in the registrant’s initial public offering, and of which 14,132,631 shares of Class A common stock trade separately, as of November 5, 2018, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed on November 7, 2018.

Page 2 of 9 Pages

CUSIP No. 524643103

1.	Name of Reporting Person Edwin J. Rigaud

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 7,500,000*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 7,500,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.0%*

12.	Type of Reporting Person (See Instructions) IN

*	The Class A Common Stock, $0.0001 par value per share (the “Class A common stock”) of Legacy Acquisition Corp., a Delaware corporation is currently held as shares of Class F common stock. The shares of Class F common stock will automatically convert into shares of Class A common stock at the time of the issuer's initial business combination, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights. The percent of the Class reported in this report on Schedule 13G is based on (i) 7,500,000 shares of Class F common stock, par value $0.0001 per share (“Class F common stock”), issued and outstanding, and (ii) 30,000,000 shares of Class A common stock, $0.0001 par value per share (“Class A common stock”), issued and outstanding, which includes shares of Class A common stock underlying the Units sold in the registrant’s initial public offering, and of which 14,132,631 shares of Class A common stock trade separately, as of November 5, 2018, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed on November 7, 2018.

Page 3 of 9 Pages

CUSIP No. 524643103

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2(a) (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of Class A common stock, par value $0.0001 per share, of Legacy Acquisition Corp. (the “Issuer”).

Item 1.

(a)	Name of Issuer: Legacy Acquisition Corp.
(b)	Address of Issuer’s Principal Executive Offices: 1308 Race Street, Suite 200, Cincinnati, Ohio 45202

Item 2.

(a)	Name of Person Filing: This Schedule 13G is filed on behalf of the following Reporting Persons: (i) Legacy Acquisition Sponsor I LLC (ii) Edwin J. Rigaud
(b)	Address of Principal Business Office, or, if none, Residence: c/o Legacy Acquisition Corp., 1308 Race Street, Suite 200, Cincinnati, Ohio 45202

(c)	Citizenship:

Legacy Acquisition Sponsor I LLC is a Delaware limited liability company and Mr. Rigaud is a citizen of the United States of America.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share, of the Issuer

(e)	CUSIP Number:

524643103

Item 3.

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.S. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________________

Page 4 of 9 Pages

CUSIP No. 524643103

Item 4.	Ownership.

(a)	Amount beneficially owned:

Legacy Acquisition Sponsor I LLC (the "Sponsor"), acquired pursuant to a subscription agreement by and between the Sponsor and the issuer 8,625,000 shares of Class F common stock (the “Class F common stock”), of which up to 1,125,000 shares were subject to forfeiture in the event the underwriters of the initial public offering of the issuer's securities did not exercise in full their over-allotment option as described in the issuer's registration statement. On November 27, 2017, the underwriters’ notified the Issuer that they would not exercise the overallotment option and, as such, the 1,125,000 shares that were subject to forfeiture were forfeited as of the closing of the Issuer’s initial public offering on November 21, 2017, resulting in the Sponsor’s ownership of 7,500,000 shares of Class F common stock. The shares of Class F common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s business combination on a one-for-one basis, subject to adjustment as described in the Company’s amended and restated certificate of incorporation.

Upon the closing of the Issuer’s initial public offering on November 21, 2017, the Sponsor acquired 17,500,000 warrants at $0.50 per warrant in a private placement (the “Private Placement Warrants”). Each Private Placement Warrant entitles the Sponsor to purchase one-half of one share of Class A common stock at $5.75 ($11.50 per whole share). The Private Placement Warrants (including the Class A common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Issuer’s initial business combination and will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. Accordingly, the Private Placement Warrants (including the Class A common stock issuable upon exercise of the Private Placement Warrants) are not exercisable within 60 days of this Schedule 13G and are not reported in this Schedule 13G. The Private Placement Warrants have terms and provisions that are identical to those of the warrants that were sold as part of the units in the Issuer’s initial public offering and have no net cash settlement provisions.

Mr. Rigaud is the Issuer's Chairman and Chief Executive Officer, is the managing member of the Sponsor and has the sole voting and dispositive power of the securities held by the Sponsor. Accordingly, Mr. Rigaud may be deemed to have beneficial ownership of such shares.

(b)	Percent of class:

The 7,500,000 shares of Class F common stock held by Sponsor represent 20.0% of the total shares of Class A common stock issued and outstanding as of November 5, 2018, based on (i) 7,500,000 shares of Class F common stock issued and outstanding as of such date, and (ii) 30,000,000 shares of Class A common stock issued and outstanding as of such date (which includes shares of Class A common stock underlying the units sold in the registrant’s initial public offering, and of which 14,132,631 shares of Class A common stock trade separately), as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed on November 7, 2018. The shares of Class F common stock will automatically convert into shares of Class A common stock at the time of the issuer's initial business combination, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights. See also Item 4(a) above.

Page 5 of 9 Pages

CUSIP No. 524643103

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 7,500,000

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)

Shared power to dispose or to direct the disposition of: 7,500,000

The Sponsor directly holds the securities reported in this Schedule 13G and shares voting and dispositive power of the securities held by the Sponsor with Mr. Rigaud. Mr. Rigaud is the Issuer's Chairman and Chief Executive Officer, is the managing member of the Sponsor and has the sole voting and dispositive power of the securities held by the Sponsor. Accordingly, Mr. Rigaud may be deemed to have beneficial ownership of such shares and voting and dispositive power of the securities held by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
The Reporting Persons have agreed to file this Schedule 13G with respect to their ownership of Class A common stock. See Item 4 above and Exhibit 1 to this Schedule 13G.
Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

Page 6 of 9 Pages

CUSIP No. 524643103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 8, 2019

LEGACY ACQUISITION SPONSOR I LLC

By:	/s/ Edwin J. Rigaud
Name:	Edwin J. Rigaud
Title:	Managing Member

/s/ Edwin J. Rigaud
Name:	Edwin J. Rigaud

Page 7 of 9 Pages

CUSIP No. 524643103

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement

Page 8 of 9 Pages

CUSIP No. 524643103

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A common stock of Legacy Acquisition Corp. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 8, 2019.

LEGACY ACQUISITION SPONSOR I LLC

By:	/s/ Edwin J. Rigaud
Name:	Edwin J. Rigaud
Title:	Managing Member

/s/ Edwin J. Rigaud
Name:	Edwin J. Rigaud

Page 9 of 9 Pages